



EASTMAIN

$1.83 Million Private Placement

Trading Symbol: ER – The Toronto Stock Exchange May 14, 2002

Eastmain Resources Inc. (TSE: ER) announced that it has completed a non-brokered private placement of 6.1 million units for proceeds of $1,830,000. Each unit consists of one common share and one-half of one common share purchase warrant exercisable for 12 months at $0.40 per share. Sprott Asset Management Inc. and Dundee Precious Metals Inc. have each purchased 2.5 million units.

Proceeds of the placement will be used to fund exploration at the Company's Clearwater gold project and for general corporate purposes. The Corporation recently signed a Memorandum of Understanding (MOU) defining terms enabling Eastmain to acquire 75% interest in Clearwater. High-grade gold veins discovered over a distance of a kilometre and to a depth of 300 metres at Clearwater have returned assay values of up to 405 g/t gold (11.8 ounces). The deposit, known as Eau Claire, exhibits key elements found in many of Canada's producing gold mines. The Eau Claire gold deposit is open near surface and at depth. A multi-phase program of surface stripping and diamond drilling is planned for early this summer.

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. Clearwater is one of the most significant undeveloped gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

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For further information please contact Eastmain Resources Inc.: Donald Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

dlw 6/28

Main Identity

From: "Stockwatch News" <newsout@stockwatch.com>
To: <newsoutlist@stockwatch.com>
Sent: Thursday, May 16, 2002 4:07 PM
Subject: Stockwatch: Eastmain Resources Inc - In the News

Kaiser says buy Eastmain and watch it blossom

Eastmain Resources Inc ER
Shares issued 22,494,469 May 16 close $0.40
Thu 16 May 2002 In the News

John Kaiser, writing in a May 15 Bottom-Fish Tracker, says Eastmain Resources at 35 cents is set to blossom as a gold exploration junior, so he reconfirms it as a top-priority bottom-fish buy. Mr. Kaiser recommended the stock in December, 1998, at 14 cents and last wrote about the company's affairs in March, 2000. An enthusiastic Mr. Kaiser says Eastmain "has all the ingredients needed to deliver the 500% gains from current levels I seek in junior bottom-fish" and advises those who bought at 14 cents not to sell too quickly. During the past two weeks Eastmain has done two important deals. The first was with partner SOQUEM, which agreed to let Eastmain earn 75 per cent by spending $2.5-million over four years on the Clearwater project in Quebec. The second important deal was a financing that raised $1.83-million. Mr. Kaiser then gets out his calculator and muses about what Clearwater might be worth in an aggressive gold market. His most optimistic estimate -- a best-case theoretical scenario -- would be a net present value of $277-million, half of which would belong to Eastmain. That translates into $4.05 per share fully diluted capitalization following the financing.



EASTMAIN

__NEWS RELEASE__

Abitibi Extension Project
Drilling underway at Chabbie Lake

TSE Symbol: ER May. 30, 2002

Eastmain Resources Inc. (TSE: ER) announced that drilling has resumed on the Chabbie Lake claim block. This 2,304-hectare block is located 30 kilometres west-northwest of the gold and base metal deposits at Casa Berardi, Quebec where Aurizon Mines Ltd. is currently developing a 1.5-million-ounce gold deposit. The Chabbie Lake group is interpreted to be an extension of the same prolific greenstone belt. The Abitibi is one of the richest greenstone belts in the world and has accounted for more than $117 billion in past precious and base metal production.

The Chabbie group was staked to cover airborne electromagnetic (AEM) targets associated with a large magnetic high thought to represent rocks related to gold and base metal deposits. Up to four holes will test these AEM targets. Any single drill hole has the potential to discover the next mineral district.

Drilling will test a series of priority Geotem III AEM anomalies located near the southeastern margin of this large magnetic high. Ground geophysical surveys completed over the area confirm that these anomalies probably reflect sulphide rich rocks. Due to thick overburden cover, no prior exploration had been conducted. The Geotem III system is able to detect electromagnetic anomalies through this glacial cover.

Eastmain is project operator. Quaterra Resources Inc. (CNDX – QTA) is earning a 50% interest in the Abitibi Extension Project. Wayne Corstorphine is the Qualified Person supervising field drilling and sampling programs. Assay results will be released upon completion of this drill program.

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. The Company has an option to earn a 75% interest in Clearwater, one of the most significant undeveloped gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

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For further information please contact Eastmain Resources Inc.: Donald Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.